UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Rainbow Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

750862104

(CUSIP Number)

Anthony A. Caputo
8029 Corporate Drive
Baltimore, Maryland 21236
(410) 931-7500

Copies to:

Elizabeth R. Hughes
Venable LLP
Suite 1800
2 Hopkins Plaza
Baltimore, Maryland 21201
(410) 244-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 750862104	Page 3

1.	NAME OF REPORTING PERSONS
I.R.S. Identification No. of above persons (entities only)
SafeNet, Inc. I.R.S. Identification No. 52-1287752

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
		(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[X]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7. SOLE VOTING POWER: Not applicable
SHARES
BENEFICIALLY	8. SHARED VOTING POWER:
OWNED BY	2,605,914 shares of common stock(1)
EACH
REPORTING	9. SOLE DISPOSITIVE POWER: Not applicable
PERSON WITH
10. SHARED DISPOSITIVE POWER: Not applicable

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,605,914 shares of common stock(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.5%(2)

14.	TYPE OF REPORTING PERSON: CO

CUSIP No. 750862104	Page 4

(1)	This number of shares of common stock is subject to voting agreements (the “Voting Agreements”) dated October 22, 2003 between Safenet, Inc. and the directors and executive officers of Rainbow Technologies, Inc., described in Items 3, 4 and 5 below, which collectively provide that the Reporting Person shall have the power to vote or direct the vote of the shares covered by the Voting Agreements with respect to matters specified in the Voting Agreements. The Reporting Person expressly disclaims beneficial ownership of any of the shares of common stock of Rainbow Technologies, Inc. subject to the Voting Agreements

(2)	This percentage was calculated based on the number of shares of common stock of Rainbow Technologies, Inc. outstanding as of October 22, 2003, as represented by Rainbow Technologies, Inc.

Item 1. Security and Issuer.

This statement (this “statement”) relates to the common stock, par value $0.001 per share (“Common Stock”) of Rainbow Technologies, Inc., a Delaware corporation (“Rainbow” or the “Issuer”). The principal executive offices of the Issuer are located at 50 Technology Drive, Irvine, California 92618.

Item 2. Identity and Background.

(a)	This statement is being filed by SafeNet, Inc., a Delaware corporation (“SafeNet” or the “Reporting Person”).

(b)	SafeNet’s principal executive office is located at 8029 Corporate Drive, Baltimore, Maryland 21236.

(c)	SafeNet develops, markets, sells and supports a portfolio of hardware and software network security products and services that enable secure communications and data services.

(d)	Neither SafeNet nor, to SafeNet’s knowledge, any person named on Schedule A attached hereto during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Except as provided below, neither SafeNet nor, to SafeNet’s knowledge, any person named on Schedule A attached hereto during the last five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

In December 2001, Sean Price, SafeNet’s Senior Vice President, Worldwide Sales, settled an insider trading action with the Securities and Exchange Commission (“SEC”) in which the SEC alleged that Mr. Price had given his broker confidential information about SafeNet and that the broker sold 29,500 shares of SafeNet common stock owned by the broker and the broker’s family

CUSIP No. 750862104	Page 5

and avoided approximately $38,000 of losses. Mr. Price did not sell any of his stock of SafeNet at the time in question. Without admitting or denying the allegations in the complaint, Mr. Price consented to the entry of a final judgment permanently enjoining him from violating Section 17(a) of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. Mr. Price also agreed to pay a civil penalty of approximately $38,000.

(f)	To SafeNet’s knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

Set forth on Schedule A is the name, business address and principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of SafeNet as of the date hereof.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to an Agreement and Plan of Reorganization, dated as of October 22, 2003 (the “Merger Agreement”), by and among SafeNet, Ravens Acquisition Corp., a Delaware corporation and wholly owned subsidiary of SafeNet (“Merger Sub”), and Rainbow, and subject to the conditions set forth therein (including approval by the stockholders of SafeNet and Rainbow), Merger Sub will merge with and into Rainbow (the “Merger”), with Rainbow as the surviving corporation of the Merger (the “Surviving Corporation”), and Rainbow will become a wholly owned subsidiary of SafeNet.

As a condition and inducement for SafeNet to enter into the Merger Agreement and in consideration thereof, certain stockholders of Rainbow entered into individual voting agreements with SafeNet (collectively the “Voting Agreements”), whereby each such stockholder (collectively, the “Rainbow Voting Agreement Stockholders”) agreed, severally and not jointly, to vote all of the shares of Rainbow Common Stock beneficially owned by such Rainbow Voting Agreement Stockholder (i) in favor of adoption of the Merger Agreement, (ii) against certain alternative transactions, and (iii) against any change in a majority of the members of the Board of Directors of Rainbow. SafeNet did not pay any consideration to any Rainbow Voting Agreement Stockholder in connection with the execution and delivery of the Voting Agreements.

References to, and descriptions of, the Merger and the Merger Agreement as set forth in this statement are qualified in their entirety by reference to the Merger Agreement included as Exhibit 2.1 to the Form 8-K filed by SafeNet (File No. 0-20634) on October 24, 2003.

References to, and descriptions of, the Voting Agreements as set forth in this statement are qualified in their entirety by reference to the form of the Rainbow Voting Agreement included as Exhibit 99.1 to the Form 8-K filed by SafeNet (File No. 0-20634) on October 24, 2003.

Item 4. Purpose of Transaction.

(a)	Not applicable.

CUSIP No. 750862104	Page 6

(b)	The information set forth in Item 3 is incorporated by reference in this Item 4. As described in Item 3 above, this statement relates to the Merger of Merger Sub with and into Rainbow in a statutory merger pursuant to the applicable provisions of Delaware law. At the effective time of the Merger (the “Effective Time”), the separate existence of Merger Sub will cease and Rainbow will continue as the Surviving Corporation and as a wholly-owned subsidiary of SafeNet. Each holder of outstanding Rainbow Common Stock will receive, in exchange for each share of Rainbow Common Stock held by such holder, 0.374 of a share of SafeNet common stock (the “Exchange Ratio”). SafeNet will assume outstanding options to purchase Rainbow Common Stock under Rainbow’s stock option plans.

Pursuant to the Voting Agreements, the Rainbow Voting Agreement Stockholders agreed, severally and not jointly, to vote all of the shares of Rainbow Common Stock beneficially owned by such Rainbow Voting Agreement Stockholder (i) in favor of adoption of the Merger Agreement, (ii) against certain alternative transactions, and (iii) against any change in a majority of the members of the Board of Directors of Rainbow. A Voting Agreement terminates upon the earlier to occur of (A) the date upon which the Merger Agreement is terminated, or (B) the Effective Time.

The purpose of the transactions under the Voting Agreements is to enable SafeNet and Rainbow to consummate the transactions contemplated under the Merger Agreement.

(c)	Not applicable.

(d)	Upon consummation of the Merger, the officers and directors of the Surviving Corporation shall be the individuals who are the directors and officers of the Merger Sub immediately prior to the Effective Time.

(e)	Other than as a result of the Merger described above in Item 3 and in this Item 4, not applicable.

(f)	Not applicable.

(g)	Upon consummation of the Merger, the Certificate of Incorporation and Bylaws of Merger Sub shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation.

(h)-(i)	If the Merger is consummated as planned, the Rainbow Common Stock will cease to be quoted on the NASDAQ National Market and it will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j)	Other than as described above, SafeNet currently has no other plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of this Schedule 13D (although SafeNet reserves the right to develop such plans or proposals)

References to, and descriptions of, the Merger and the Merger Agreement as set forth in this statement are qualified in their entirety by reference to the Merger Agreement included as Exhibit 2.1 to the Form 8-K filed by SafeNet (File No. 0-20634) on October 24, 2003.

CUSIP No. 750862104	Page 7

References to, and descriptions of, the Voting Agreements as set forth in this statement are qualified in their entirety by reference to the form of the Rainbow Voting Agreement included as Exhibit 99.1 to the Form 8-K filed by SafeNet (File No. 0-20634) on October 24, 2003.

Item 5. Interest in Securities of the Issuer.

(a)-(b)	The information set forth and incorporated by reference in Items 3 and 4 is incorporated by reference in this Item 5.

As a result of the Voting Agreements, SafeNet may be deemed to be the beneficial owner of at least 2,605,914 shares of Rainbow Common Stock. Such Rainbow Common Stock constitutes approximately 9.5% of the issued and outstanding shares of Rainbow Common Stock based on the number of shares of Rainbow Common Stock outstanding as of October 22, 2003. SafeNet may be deemed to have the shared power to vote such shares with respect to those matters described above. However, SafeNet (i) is not entitled to any rights as a stockholder of Rainbow as to the shares and (ii) disclaims any beneficial ownership of the shares of Rainbow Common Stock that are covered by the Voting Agreements.

To SafeNet’s knowledge, no person listed in Schedule A has an ownership interest in Rainbow.

Set forth on Schedule B hereto are the names of the stockholders of Rainbow that have entered into a Voting Agreement with SafeNet and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, to SafeNet’s knowledge.

(c)	To the knowledge of SafeNet, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

(d)	To the knowledge of SafeNet, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Rainbow Common Stock covered by the Voting Agreements.

(e)	Not applicable.

References to, and descriptions of, the Voting Agreements as set forth in this statement are qualified in their entirety by reference to the form of the Rainbow Voting Agreement included as Exhibit 99.1 to the Form 8-K filed by SafeNet (File No. 0-20634) on October 24, 2003.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth and incorporated by reference in Items 3, 4 and 5 is incorporated by reference in this Item 6.

Other than the Merger Agreement and the exhibits thereto, including the form of Voting Agreement described herein, to the knowledge of SafeNet, there are no contracts, arrangements,

CUSIP No. 750862104	Page 8

understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Rainbow, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

1.	Agreement and Plan of Reorganization, dated as of October 22, 2003, by and among SafeNet, Inc., Ravens Acquisition Corp. and Rainbow Technologies, Inc.*

2.	Form of Voting Agreement, dated as of October 22, 2003, between SafeNet, Inc. and certain stockholders of Rainbow Technologies, Inc.*

* Incorporated by reference to the 8-K filed by SafeNet (File No. 0-20634) on October 24, 2003.

CUSIP No. 750862104	Page 9

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2003	SAFENET, INC.

/s/ Anthony A. Caputo

Anthony A. Caputo
Chief Executive Officer

CUSIP No. 750862104	Page 10

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF
SAFENET, INC.

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of SafeNet. Except as indicated below, the address of each such person is c/o SafeNet, Inc., 8029 Corporate Drive, Baltimore, Maryland 21236. To SafeNet’s knowledge, each of the individuals identified below is a citizen of the United States.

Name and Address (as applicable)	Title/Occupation

Directors of SafeNet:

Anthony Caputo	Chairman, Chief Executive Officer and
President, SafeNet, Inc.

Thomas A. Brooks	Independent Business Consultant

Andrew E. Clark	Chairman and President
Wheatfield Ventures, LLC
10419 Queensway Drive
Ellicott City, Maryland 21042

Shelley A. Harrison	Independent Business Consultant

Ira A. Hunt, Jr.	Retired

Bruce R. Thaw	President and Chief Executive Officer
Bulbtronics, Inc.
45 Banfi Plaza
Farmingdale, NY 11735

Executive Officers of SafeNet
(who do not also serve as
Directors of SafeNet):

Carole D. Argo	Senior Vice President, Chief Financial
Officer, Secretary and Treasurer

Sean R. Price	Senior Vice President, Worldwide Sales

Chris S. Fedde	Senior Vice President, Enterprise
Security Division

David Potts	Senior Vice President, Embedded Security
Division

CUSIP No. 750862104	Page 11

Schedule B

     The following table sets forth the name and present principal occupation or employment of each Rainbow stockholder that entered into a voting agreement with SafeNet. Except as indicated below, the business address of each such person is c/o Rainbow Technologies, Inc., 50 Technology Drive, Irvine, California 92618.

Name and Business Address	Present Principal Occupation	Shares Beneficially Owned
	or Employment

Directors of Rainbow:

Walter Straub	Chairman, Chief Executive Officer	1,521,084
	and President, Rainbow
	Technologies, Inc.

Richard P. Abraham	President	162,625
	Pacific Associates
	851 North Shore Road
	P.O. Box 2149
	Belfare, WA 98528

Frederick M. Haney	President	91,125
	Venture Management
	3433 Paseo del Campo
	Palos Verdes Estates, CA 90274

Marvin Hoffman	Vice Chairman and CIO	160,625
	National Technical Systems, Inc.
	24007 Ventura Boulevard, Suite 200
	Calabasas, California 91302

Arthur L. Money	President	7,125
	ALM Consulting
	3803 Riverwood Road
	Alexandria, VA 22309

Executive Officers of
Rainbow
(who do not also serve as
Directors of Rainbow):

Patrick Fevery	Vice President of Finance and	132,080
	Chief Financial Officer

James Kopycki	Senior Vice President of Rainbow	140,625
	and President of Mykotronx, Inc.

Shawn Abbott	President of Rainbow eSecurity	259,405
	Division

CUSIP No. 750862104	Page 12

Name and Business Address	Present Principal Occupation	Shares Beneficially Owned
	or Employment

Cheryl Baffa	Vice President of Worldwide Human	131,220
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